Exhibit 99.1

Lion Group Holding Ltd. Announces Strategic Treasury Reallocation Toward Hyperliquid (HYPE)

SINGAPORE, September 30, 2026 /PRNewswire/ — Lion Group Holding Ltd. (NASDAQ: LGHL) (“Lion Group” or the “Company”) today announced a strategic reallocation of a portion of its digital-asset treasury.

The Company has sold its entire holdings of Solana (“SOL”) and a portion of its Bitcoin (“BTC”) holdings on September 29, 2026. The proceeds from these sales have been used to acquire additional approximately 38,102 Hyperliquid (“HYPE”) tokens. Upon completion of the reallocation, the Company holds approximately 232,900 HYPE and this position was valued at approximately USD 20.1 million.

Following the transaction, the Company continues to hold its previously established HYPE position and has not sold any of its existing HYPE tokens. This action further concentrates the Company’s digital-asset treasury toward HYPE and reflects its ongoing conviction in Hyperliquid’s fundamentals and long-term potential as part of its treasury management strategy.

Recent Developments in Hyperliquid

Hyperliquid has continued to demonstrate growth, supported by strong on-chain perpetuals trading volumes, protocol activity, and ongoing product expansion. According to publicly reported information, the platform introduced a manual borrowing feature in mid-September that allows users to supply HYPE or Bitcoin as collateral to borrow stablecoins. Open interest on the platform reached record levels in late September, and HYPE was listed for spot trading on Binance. In addition, Gemini has launched HYPE staking for eligible U.S. customers, and low-latency market data feeds for Hyperliquid have been made available through infrastructure providers.

These developments, together with continued ecosystem expansion and institutional access channels such as U.S. spot ETFs, have coincided with broader market attention on the platform. The Company does not express any view on the future performance of Hyperliquid or the HYPE token.

Lion Group will continue to monitor market and regulatory developments and provide updates as appropriate.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s cryptocurrency treasury management goals and strategies; Lion’s future business development, financial condition and results of operations; Lion’s views regarding cryptocurrencies and digital assets, including HYPE; relevant government policies and regulations relating to our industry, operations, and digital assets; general economic and business conditions globally; the trading prices of crypto asset; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts
Lion Group Holding Ltd.
Tel: +65 8877 3871
Email: ir@liongrouphl.com